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                                                                EXHIBIT 2.6


                   TRANSITION SERVICES AND SUPPORT AGREEMENT


         THIS TRANSITION SERVICES AND SUPPORT AGREEMENT (this "Agreement") is entered into this day of May, 1996 by and between Broadway & Seymour, Inc., a Delaware corporation with its principal place of business in Charlotte, North Carolina ("BSI"), acting on behalf of itself and its subsidiaries, and Fidelity Asset Management Services, LLC, a Delaware limited liability company with a principal place of business in Massachusetts ("Buyer").

                              BACKGROUND STATEMENT

         Contemporaneously herewith, pursuant to an Asset Purchase Agreement, dated as of April 10, 1996, as amended (the "Asset Purchase Agreement"), Buyer has purchased the Asset Management Services Group of BSI (the "Division") through a purchase of substantially all of the assets and the assumption of certain obligations of the Division. In connection with that transaction, the parties agreed that BSI will provide certain transition services to Buyer for a period of approximately one year from the Closing, and that BSI will also make available to Buyer certain other assets, and provide certain other support services to Buyer, all as set forth herein. Terms used but not defined herein shall have the meaning given to them in the Asset Purchase Agreement.

                                   AGREEMENT

         In consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Transition Services. During the term of this Agreement, BSI shall provide to Buyer, upon Buyer's request, consulting and advisory services (the "Transition Services") relating to the business of the Division and its transition to Buyer ownership. The Transition Services may include consultation and advice with respect to customer relationships, product development, marketing, strategic planning and similar management issues relating to the business of the Division.
         The Transition Services may also include contacting existing BSI customers to encourage such customers to continue their relationship with the Division after the acquisition thereof by Buyer. Notwithstanding the foregoing, BSI shall not be required to perform any Transition Services that (a) would cause it to breach any agreement binding on it, (b) would require disclosure of confidential or proprietary information of BSI, (c) or would be otherwise unreasonably burdensome with respect to the continuing business of BSI.






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2.       Fee for Transition Services.  In exchange for the Transition Services,
         Buyer shall pay to BSI a fee (the "Transition Fee") of One Million Dollars ($1,000,000), payable in six monthly installments on the 15th of each month, commencing May 15, 1996.

3. Additional Services. BSI shall provide to Buyer the additional services (the "Support Services") described on Schedule 1 to this Agreement, including both BSI-performed services, such as administrative services relating to office operational support and finance services relating to payroll, taxes, accounts payable, and the provision of access to and use of tangible goods, such as telephone equipment, computer PC Software and hardware, such services to be provided in a manner generally consistent with the provision of such services by BSI for its own use. In exchange for these Support Services, Buyer agrees to the pay the fees related to such Support Services specified on Schedule 1 in each case pro-rated on a per diem basis where said resources are only utilized for a partial month, and to reimburse BSI for any out-of-pocket costs related to such Support Services, such as telephone charges incurred by BSI on behalf of Buyer. The parties acknowledge that the fees set forth in Schedule 1 are based on good faith estimates of BSI's costs (or BSI's good faith estimate of the percentage of cost incurred by BSI) in providing the Support Services. The parties agree to review and, if appropriate, adjust such fees at the end of each month.

                  Fees for Support Services hereunder shall be payable monthly in arrears, commencing May 31, 1996, upon receipt of BSI's invoice detailing such fees.

4. Term. This Agreement shall commence on the Closing Date and shall continue for one year, subject to the earlier termination of the Support Services as provided herein.

                  Buyer shall have the right to terminate separately priced, discrete portions of the Support Services as of stated dates by providing prior written notice to BSI: in the case of any Administrative or MIS Services, not less than 30 days' prior notice of the termination date shall be given; in the case of tangible property use, not less than 60 days prior notice of the termination date shall be given. Notwithstanding the foregoing, whenever the payment obligation hereunder is based upon an underlying lease or purchase obligation of BSI, such payment obligation shall terminate upon Buyer's assumption of such underlying obligation. To the extent reasonably practicable, Buyer shall endeavor to provide BSI with advance projections of its anticipated termination to assist BSI in planning its own cost containment efforts. Sections 8, 9 and 15 hereof shall survive and continue in full force and effect notwithstanding the termination of this Agreement.

5. Warranties. BSI MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY NATURE WHATSOEVER RELATING TO THE SUPPORT SERVICES AND EXPRESSLY DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTIES REGARDING THE NATURE OR QUALITY OF THE SUPPORT SERVICES THAT IT IS PROVIDING AND THE TANGIBLE GOODS BEING
         USED TO PROVIDE SUCH SUPPORT SERVICES.





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6.       Indemnification.

         (a) BSI shall indemnify, defend and hold harmless Buyer, its affiliates, directors, officers, employees, agents and permitted assigns from and against all liabilities, expenses, costs, damages and/or losses of any kind, including, without limitation, reasonable attorneys' fees, caused by or arising out of any breach of its obligations under this Agreement.

         (b) Buyer shall indemnify, defend and hold harmless BSI, its affiliates, directors, officers, employees, agents and permitted assigns from and against all liabilities, expenses, costs, damages and/or losses of any kind, including, without limitation, reasonable attorneys' fees, caused by or arising out of (i) any breach of its obligations under this Agreement or (ii) the acts or omissions of Buyer's agents and employees with respect to their use of the premises or tangible property, including without limitation any claims against BSI by the owners of third-party software relating to the use by Buyer thereof.


         (c) Notwithstanding anything in this Agreement to the contrary, neither party shall have any liability for any special, indirect, incidental or consequential damages of the other party arising under this Agreement or arising out of the performance by either party of its obligations under this Agreement.

7. Renewal. By the mutual written consent of the parties hereto, this Agreement may be extended through December 31, 1997.

8. Information. For a period of five years subsequent to the date hereof, each party hereto covenants and agrees to provide the other party with all information regarding itself and transactions under this Agreement as are required by such party to comply with all applicable federal, state, county and local laws, ordinances, regulations and codes, including, but not limited to, securities laws and regulations.

9. Confidential Information. The parties hereto covenant and agree to hold in trust and maintain confidential, except as otherwise required be law, all Confidential Information relating to the other party or any of their subsidiaries. "Confidential Information" shall mean all information disclosed by either party to the other in connection with this Agreement, whether orally, visually, in writing or in any other tangible form, and includes, but is not limited to, technical, economic and business data, know-how, flow sheets, drawings, business plans, computer information, and the like. Without prejudice to the rights and remedies of any party to this Agreement, a party disclosing any Confidential Information shall be entitled to equitable relief by way of an injunction if any other party hereto breaches or threatens to breach any provision of this Section 9. Notwithstanding the foregoing, BSI and its subsidiaries may utilize in





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         their continuing business operations any Confidential Information relating to their business which was in their possession prior to the date hereof.

10. Notices. All notices, including notices of address changes, required to be sent hereunder shall be in writing and shall be deemed to have been given when received by certified mail, return receipt requested, or sent by telefax to the party at the address set forth with its signature below.

11. Assignment. Any party hereto may assign all or any part of its rights and duties hereunder to any of its Affiliates (as defined below), but such party shall remain fully responsible for the compliance by its Affiliate with all of the terms, conditions, limitations and restrictions contained herein. As used in this Agreement, the term "Affiliate" of any party means any entity that, directly or indirectly, controls, is controlled by, or is under common control with, such party. Except as otherwise provided in this Agreement, neither party may assign or transfer any of its rights or duties under this Agreement to any person or entity, without the prior written consent of the other party.

12. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of North Carolina.

13. Suspension. The obligations of any party to perform any acts hereunder may be suspended if such performance is prevented by fires, strikes, embargoes, riot, invasion, governmental interference, inability to secure goods or materials, or other similar circumstances outside the control of the parties.

14. Interpretation. In the event that any provision of this Agreement is held to be invalid or unenforceable, the remaining provisions of this Agreement will remain in full force and effect. The waiver by any party of any default or breach of this Agreement shall not constitute a waiver of any other subsequent default or breach.

15. Rights Upon Orderly Termination. Upon termination or expiration of this Agreement, any of the Transition Services or any of the Support Services each party shall, upon request, forthwith return to the other party all reports, paper, materials and other information required to be provided to the other party by this Agreement and shall assist the other party in any other actions reasonably required for the orderly termination of this Agreement, any of the Transition Services or any of the Support Services.

16. Amendment. This Agreement may only be amended by a written agreement executed by all of the parties hereto.





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17.      Entire Agreement.  This Agreement, including any schedules hereto, constitutes the entire agreement between the parties, and supersedes all prior agreements, representations, negotiations, statements or proposals related to the subject matter hereof.

18. Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement.

19. Section Headings. The section and subsection headings used herein are for reference and convenience only and shall not enter into the interpretation hereof.





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         IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives as of the date and year first above written.

BROADWAY & SEYMOUR, INC.                         FIDELITY ASSET
                                                 MANAGEMENT SERVICES, LLC


By: /s/ Alan C. Stanford                         By: Fidelity Investment
   ----------------------------                      Institutional Services
Title: President                                     Company, Inc.
      -------------------------                      its managing member
                                                    ---------------------------
                                                 Title: Paul J. Hondros
                                                       ------------------------
Notice:                                          Notice:

Broadway & Seymour, Inc.                         260 Franklin Street, 11th Floor
128 South Tryon St., Suite 1000                  Boston, Massachusetts  02110
Charlotte, North Carolina  28202                 Attention: Joseph M. Collins
Attention: General Counsel                       Fax:  (617) 476-6699
Fax:  (704) 344-3542